SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under The Securities Exchange Act of 1934
                       (Amendment No. 30)*

                     Rally's Hamburgers, Inc.
                         (Name of Issuer)

              Common Stock, par value $.10 per share
                  (Title of Class of Securities)

                           751203-10-0
                          (CUSIP Number)

                       Gary N. Jacobs, Esq.
 CHRISTENSEN, WHITE, MILLER, FINK, JACOBS, GLASER & SHAPIRO, LLP
               2121 Avenue of the Stars, 18th Flr.
                      Los Angeles, CA  90067
                          310) 553-3000
        -------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                           May 3, 1996
               (Date of Event Which Requires Filing
                        Of This Statement)

If the Filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement
                             [ ]
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)
                 (Continued on following page(s))
                        Page 1 of 6 Pages


<page-2>

CUSIP No. 00760G10            13D            Page 2 of 6 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               GIANT GROUP, LTD.
               I.R.S. #23-0622690

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)  [X]
               (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
               N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO
     ITEMS 2(d) or 2(e)  [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7    SOLE VOTING POWER
               2,500,000 shares**

8    SHARED VOTING POWER
               -0-

9    SOLE DISPOSITIVE POWER
               2,500,000 shares**

10   SHARE DISPOSITIVE POWER
               -0-


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,500,000 shares**

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*     [ ]

13   PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               16.0%

14   TYPE OF REPORTING PERSON*
               CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

**   Excludes Shares Owned By KCC Delaware Company, a Wholly
     Owned Subsidiary.


<page-3>

CUSIP No. 751203100           13D            Page 3 of 6 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               KCC DELAWARE COMPANY
               I.R.S. #23-2360456

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)  [X]
               (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
               N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO
     ITEMS 2(d) or 2(e)  [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7    SOLE VOTING POWER
               1,812,063 shares

8    SHARED VOTING POWER
               -0-

9    SOLE DISPOSITIVE POWER
               1,812,063 shares

10   SHARE DISPOSITIVE POWER
               -0-


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,812,063 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*     [ ]

13   PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               11.6%

14   TYPE OF REPORTING PERSON*
               CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!


<page-4>

     Reference is hereby made to that certain Schedule 13D, dated October 20, 1989, as amended, filed by GIANT GROUP, LTD., a Delaware corporation ("GIANT"), and KCC Delaware Company, a Delaware corporation ("KCC") (as to Amendment Nos. 24-29), thereto with respect to the common stock, par value $0.10 per share (the "Common Stock"), of Rally's Hamburgers, Inc., a Delaware corporation ("Rally's"), collectively referred to herein as the "Schedule." Unless otherwise indicated, capitalized terms used herein have the meanings ascribed to them in the Schedule. Unless otherwise indicated herein, the information contained in the Schedule, as amended to date, remains unchanged. The
Schedule is hereby amended as follows:

     Item 4.   Purpose of Transaction.

     Item 4 of the Schedule is hereby amended by adding the following:

     On May 3, 1996, KCC sold for cash (i) 767,807 shares of Rally's Common Stock to Fidelity National Financial, Inc. ("Fidelity") for an aggregate purchase price of $638,172.38, and
(ii) 2,350,432 shares of Rally's Common Stock to CKE Restaurants, Inc. ("CKE") for $1.75 per share. Such sales were made pursuant to the Purchase and Standstill Agreement dated April 26, 1996 among GIANT, Fidelity and CKE, a copy of which was attached as
Exhibit 39 to Amendment No. 29 to this Schedule.

      Except as set forth herein, GIANT does not have any current plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

     Item 5.   Interest in Securities of the Issuer.

     Item 5 of the Schedule is hereby amended by adding the following:

     (a) As of the close of business on May 3, 1996, GIANT beneficially owned 2,500,000 shares of Rally's Common Stock, representing approximately 16.0% of the shares outstanding, and KCC beneficially owned 1,812,063 shares of Rally's Common Stock, representing approximately 11.6% of the shares outstanding, based upon 15,669,543 shares of Rally's Common Stock outstanding on March 6, 1996 (as reported in Rally's Annual Report on Form 10-K for the fiscal year ended December 31, 1995). GIANT is the sole stockholder of KCC.


     (b) GIANT has the sole power to vote and the sole power to dispose of 2,500,000 shares of Rally's Common Stock. KCC has the sole power to vote and the sole power to dispose of 1,812,063 shares of Rally's Common Stock. Both GIANT and KCC may, from time to time, pledge some of their shares of Rally's Common Stock to securities brokers and other financial institutions as collateral for loans and guarantees.

          Messrs. Sugarman and Gotterer and Mr. Sugarman's wife each has the sole power to vote and the sole power to dispose of the shares of Rally's Common Stock he or she directly owns. Mr. Sugarman has voting and dispositive power of the shares held by his minor child.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See Item 4 to this Amendment No. 30 which is incorporated herein by reference.



<page-6>

                            Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 13, 1996
                              GIANT GROUP, LTD.

                              by:   \s\ Cathy L. Wood
                                   ------------------------------
                                   Cathy L. Wood
                                   Chief Financial Officer,
                                   Secretary and Treasurer



                              KCC Delaware Company

                              by:   \s\ Cathy L. Wood
                                   ------------------------------
                                   Cathy L. Wood
                                   Chief Financial Officer,
                                   Secretary and Treasurer